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                                              FILING PURSUANT TO RULE 425
                                              Filer: MedicaLogic, Inc.
                                              Subject Company: MedicaLogic, Inc.
                                              No. 000-28285
                                              No. 333-32390

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OPENER -

Good afternoon and welcome to MedicaLogic's first quarter earnings announcement. I am Greg Mann, MedicaLogic Investor Relations. With me today are Dr. Mark Leavitt, Chairman and CEO, David Moffenbeier, President, and Frank Spina, Senior Vice President and CFO.

The purpose of today's call is to discuss MedicaLogic's first quarter results. Dr. Leavitt will begin with an overview of the quarter's accomplishments and outline MedicaLogic's ongoing strategic initiatives. Frank will then comment on our financial performance for the quarter. Dave will conclude with an examination of our commercial programs and an update on the proposed merger with Medscape and acquisition of Total eMed. Today's prepared remarks will last approximately 20 minutes, the balance of the call will be devoted to answering your questions.

If you have not yet seen a copy of our earnings press release, please visit our website at www.MedicaLogic.com, where you can also link to the live audio webcast of today's call.

Statements made in the course of this conference call and webcast may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are based on management's current expectations or beliefs as well as on a number of assumptions about future events, and are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The listener is cautioned not to put undue reliance on forward-looking statements, which are not a guarantee of future performance and are subject to a number of uncertainties and other factors, many outside MedicaLogic's control. More information about potential factors that could affect MedicaLogic's business and financial results including information on the pending mergers with Medscape and Total eMed is included in MedicaLogic's Annual Report on Form 10-K and Registration Statement on Form S-4 that are on file with the Securities and Exchange Commission.

So, with that preamble behind us, let's get started. Dr. Leavitt, I'll pass it over to you.


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DR. LEAVITT

Good afternoon and thank you for joining us. The first quarter of 2000 has been one of really notable achievements for MedicaLogic. Following our successful Initial Public Offering in December 1999, our priorities during this period have been to deliver product offerings as planned, to drive physician adoption, and to position the company to be a leader in the eHealthcare industry. I'm very pleased by our results and would like to highlight some of them for you right now:

- First, we experienced continued expansion of our customer base in large healthcare enterprises, through sales and installations of our Online Health Record solution for healthcare organizations, Logician Enterprise. We added several new healthcare systems as well as seeing a healthy additional rollout to existing customers. Frank and Dave will provide more details on this later.

- Second, we launched our consumer site for access to the Online Health Record, called 98point6.com, delivering on our mission to improve communications between physicians and patients. We believe this is the first website of its kind, offering health consumers the ability to access their own physician-created medical records. I am especially proud of the fact that it was delivered and launched on time.

- Third, we released significant upgrades to Logician Internet, our online health record tool for individual physicians. One of the most important new features, Practice Profiles, helps doctors manage their patient populations and their practices more effectively. Logician Internet users can now instantly create reports that profile the conditions they treat, the medications they prescribe, as well as their own coding and productivity. The power of this capability was dramatically demonstrated during FDA drug alerts and recalls that recently occurred. Our physician customers - on either Logician Enterprise or Logician Internet -- had the ability to instantly locate all their patients who were affected by the drug safety notices, delivering demonstrable progress in our mission to provide products that save time, costs, and even lives.

- During the quarter, we initiated marketing promotion of Logician Internet and booked our first subscription sales of this product. These programs included web links from our partner, Medscape, a test of targeted direct mailing of CD's, as well as the launch of what we call viral marketing activities. Dave Moffenbeier will give you more details on these later, but I can tell you that we're very pleased by the response this has produced: following the launch of these activities in the middle of the quarter, we saw the addition of 2,800 new Logician Internet registered users in just 6 weeks.

- We continue to build our roster of business partners and alliances. The agreements reached during this past quarter include PlanetRx.com for electronic prescriptions, and Laboratory Corporation of America (LabCorp) for delivery of laboratory results, these are both key elements of clinical eCommerce.

- Finally, I am pleased to say that we are on schedule for completing the process of merging with Medscape and acquiring Total eMed. Dave will give more details on these transactions, but first, I'd like Frank to provide you a review of our financial performance this quarter. Frank...


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FRANK

Thank you, Mark, and good afternoon. I am pleased to report that MedicaLogic's financial results this quarter were excellent, as we exceeded expectations in revenues, kept expenses under target, and saw a significant increase in the use of our products.

Looking at the top line, revenues for the quarter exceeded consensus expectations, totaling $5.6 million, representing an 87% increase over the year ago quarter. Revenues were driven by higher than expected license, service, and support sales, primarily from the sale of licenses for our enterprise product, which totaled $3.4 million. During the period, we not only added new customers such as Oregon Health Sciences University to our growing list of Logician partners, but had existing customers acquire additional licenses. With these results, we would expect revenues from licensing in future quarters to continue at a stronger than anticipated pace, though down somewhat from the fine performance in the first quarter, as we expect to see growth of enterprise subscription sales.

Turning to subscription and ecommerce revenues, we achieved over $250,000 in the quarter. This revenue was derived primarily from our enterprise product, as we saw the initial sales of enterprise to new customers who chose the subscription-based pricing alternative. Subscription revenues from our internet-based product are just now beginning to kick in, as we saw a significant number of new users, over 2800, launch in the last six weeks of the quarter. Many of these clinicians are now using the product as part of an initial free trial. We expect subscription revenues from both of our product platforms to continue to grow significantly, and this growth should be fueled further by the expected completion of our mergers.

On another key metric, we reached nearly 12,000 clinicians using our products, with over 4,000 registered users of our Internet-based product. While we are excited by the increases in the Internet-based product, we are also encouraged by the nearly 13% increase of Enterprise clinician users in the period.

Turning to expenses, total operating expenses for the period came in at $22.1 million. While up significantly from the year ago quarter, this represents less than a 10% growth over the fourth quarter of 1999, and is lower than consensus expectations. Our primary expense drivers are sales and marketing expenses and the cost of operations, which represent nearly 60% of all operating expenses. We expect operating expenses to continue to grow throughout the year to support our growing business base. Most notably, we will see significant growth in sales and marketing and in the cost of Operations.

Our net loss per share of $0.45 is an improvement on the $0.48 of a year ago, and again came in better than consensus expectations. We would expect losses to continue throughout the balance of the year, and will be impacted by significant goodwill charges subsequent to the expected completion of the pending mergers.


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Looking at the balance sheet, we see clear strength. With an asset base of over
$154 million, consisting primarily of cash and investments totaling nearly $118 million, and essentially no debt, the company is positioned to execute on its strategies. In the period, cash was consumed almost equally by operations and certain investing activities, both approximating $10 million. We purchased over $6 million in capital assets, and consumed over $3 million in cash in connection with the pending merger and acquisition transactions. While we expect to effectively manage the cash use in both operations and capital asset purchases, we will have significant additional cash expenditures relating to completion of merger and acquisition activities in the second quarter.

Our strong financial performance this quarter establishes a solid foundation as we continue down the path toward profitability and the execution of our business plan. We've demonstrated our commitment to careful management of cash resources as we execute our marketing and product development programs. I can assure you that expense management will remain a top priority in the next quarters as we leverage the efficiencies created by our pending mergers.

I will now turn the call over to Dave Moffenbeier.


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DAVE

Thank you, Frank.

My remarks will cover two issues. First, I want to provide you with a picture of our current marketing programs and expand on what Mark and Frank have said about the development of our Logician Enterprise and Logician Internet products. I'll then finish with comments on the Medscape and Total eMed deals and discuss the synergies of the combinations.

As Frank noted, first quarter financial performance was marked by the strength of Logician Enterprise. With over $3 million in new license sales, solid performance by our service and support organizations, and the initial subscription sales of Logician Enterprise, this product continues to demonstrate market strength. During the quarter, we announced the addition of several major institutions to our growing roster of customers. They include the Oregon Health Sciences University here in Portland and the largest integrated healthcare delivery network in New York, which includes Columbia Presbyterian and the Cornell Medical College.

The growth of our EXISTING Logician Enterprise customer base has boosted our confidence that we can continue to grow this revenue stream moving forward. We view this as important indicator of our product's competitiveness, and believe that our experience and expertise in clinical information management and implementation lead the industry. With our high quality product, we've been extremely successful in retaining and expanding our customer relationships over time.

Mark and Frank both referred to the impressive response we had this quarter to the initial marketing campaigns for our Internet-based product. We launched this product late in 1999, and began our initial viral marketing efforts in the middle of the first quarter. Since then, we have seen significant acceleration in the clinician use of the product, so let me lay out the programs for you here.

     Our target customer is the clinician in the ambulatory environment. Logician Internet offers the clinician many important benefits, including improved care for patients, reduced risks of medical error, and enhanced documentation, and financial returns for the practice. To get this story out, we rely principally on word-of-mouth recommendations. We've designed a viral marketing program with incentives to facilitate this process.

     We encourage peer referrals. For every clinician referred, the referring clinician receives click rewards which, like credit card points or frequent flyer miles, can be redeemed for a variety of gifts and services. This has proved to be a highly cost-effective marketing tool for us. In fact we know of one example, where one physician has referred over 150 of his colleagues.


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     We sponsor a "Champion" group of enthusiastic, experienced and successful
     Logician users. These champions are available to share their impressions of Logician Internet with friends and colleagues. In exchange for a standard honorarium, they demonstrate the product in professional settings like Grand Rounds and local medical society meetings.

     We have established a Web-based training program. Using WebEx software, clinicians can go online and, from the convenience of their office or home, receive product training from a MedicaLogic instructor.

     Following the announcement of our proposed merger with Medscape, we placed a button on their home page and linked it to our Logician Internet download site. Our ability to distribute Logician Internet through Medscape has been a major positive. Pending the successful merger with Medscape, we plan to explore similar means to target the 280,000 physicians registered for Medscape's Internet-based services reported as of last quarter.

     In late February we also launched our first direct mail campaign, distributing the Logician Internet software on CD-Roms to clinicians of various specialties. The response has been very strong.

     We also began programs where we donate the Internet product. Although these initiatives will not immediately contribute to our revenues, we believe the value of adding users, records and potential future customers more than offsets the relatively minor cost.

I recognize that there are many questions out there about the status of our proposed merger with Medscape and acquisition of Total eMed. So I'd like to begin with an update, talk a bit about the value and synergies that we see in the new company.

MedicaLogic remains committed to completing its agreements with Medscape and Total eMed, and we are on track to close the deals as planned. MedicaLogic shareholders will complete the voting process by May 15. Pending shareholder approval and the customary government and regulatory reviews, the deals would be completed by June.

In preparation, the three companies have formed an integration management team structure. The various teams meet on a regular basis, and have been charged with identifying the range of synergies resulting from the new organization. In addition, we have a senior management meeting each week to review the progress and address integration issues that may arise.

We're taking every possible step to maximize our new efficiencies and accelerate the execution of the business plan. Integration issues are being addressed at all levels, including products, web presence, management, technology, marketing, branding, planning and budgeting. The integration will be optimized to focus the new organization


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on executing the core of our strategy, with a careful eye to the proper management of cost. We are proactively investing the time and energy necessary to do this right. Once the deals are closed, we expect to hit the ground running fast. It is our objective to move to profitability sooner than the consensus estimates out there today. We see opportunities to leverage the new business and grow the top line much faster, and be diligent in expense management, while doing the things necessary to succeed in our long term plan.

The rationale for the merger and acquisition are strong and sound. Regarding Medscape, the primary driver is simple: MedicaLogic has depth with its customer base. Medscape has reach. Take the two together and the fit is remarkable. Our users spend 8 hours a day, 5 days a week generating the notes and healthcare records their practice demands. Medscape, on the other hand, touches a huge NUMBER of medical professionals on a regular recurring basis. As of the fourth quarter, more than1.7 million users. Included in this number are 280,000 physicians who regularly use their computer and the Internet to access Medscape's authoritative and up to the minute medical information. Depth and reach - a winning combination.

As to Total eMed, we see this as a core element of our strategy to remove barriers to product adoption. As you know, a large percentage of physicians dictate. As such, we needed a partner, focused on the ambulatory markets, with web-based voice capture and storage capability. Total eMed meets these requirements. With this, we can speed up both adoption of our internet product and capture and maintain structured data. In addition, we believe it can speed up the roll out of our Enterprise product. In discussing this potential with a number of our existing customers, I am seeing strong initial interest, as we can start converting more information to on line records. This is just an additional affirmation to the synergy that can be brought about by this combination.

I will now turn the call back to Mark for his closing comments.


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MARK - CLOSING

Thank you, Dave and Frank. In closing, I'd like to make a few remarks on the market environment. As a management team, we focus on running our company and executing our strategy, and we try not to be distracted by day-to-day variations in stock prices, especially with the volatility of the eHealthcare stock universe. However, it's clear that investor sentiment has shifted in this sector and we believe the message is that investors are now waiting for eHealthcare companies to demonstrate a durable, defensible, and profitable business model, and they aren't willing to wait as long for those profits as they were before. We have received that message loudly and clearly and are responding decisively. I'd like to point out the following fundamentals though that the following fundamentals HAVE NOT CHANGED:

- Healthcare remains the largest market segment in the U.S. economy, and the most inefficient.

-    Awareness of the consequences of medical errors is spreading

-    Cost pressures continue to weigh heavily on patients, payors and providers

- Consumer expectations of healthcare continue to grow and collide with those limits on reimbursement.

- The absolute requirement that for every physician-patient encounter, the clinical information must be locate and reviewed, and a new note created, has not and will not change. It is at the core of medical practice.

-    The Online Health Record is the hub of eHealthcare

We will continue to pursue our mission, using our resources even more prudently. Thank you for listening, and I would now like to open the conference call for questions.

Operator, if you would please review the instructions for Q&A.